June 19, 2015

CoreLogic, Inc.
40 Pacifica, Suite 900
Irvine, California 92618

Re:    Registration of Securities of CoreLogic, Inc.

Ladies and Gentlemen:

In connection with the registration of up to 173,189 shares of Common Stock of CoreLogic, Inc., a Delaware corporation (the “Company”), par value $0.00001 per share (the “Shares”), under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-8 (the “Registration Statement”), filed with the Securities and Exchange Commission on or about the date hereof, such Shares to be issued or delivered pursuant to the Stock Option Award Agreement, dated as of March 31, 2006 with Frank McMahon (the “2006 Agreement”), you have requested my opinion set forth below.
In my capacity as counsel, I have examined originals or copies of those corporate and other records of the Company I considered appropriate. In my examination, I have assumed the genuineness of all signatures, the legal capacity and competency of all natural persons, the authenticity of all documents submitted to me as originals and the conformity to original documents of all documents submitted to me as copies. I have also assumed that there are no agreements or understandings between or among the Company and any participants in the 2006 Agreement that would expand, modify or otherwise affect the terms of the 2006 Agreement or the respective rights or obligations of the participants thereunder. Finally, I have assumed the accuracy of all other information provided to me by the Company during the course of my investigations, on which I have relied in issuing the opinion expressed below.
On the basis of such examination and my consideration of those questions of law I considered relevant, and subject to the limitations and qualifications in this opinion, I am of the opinion that the Shares have been duly authorized by all necessary corporate action on the part of the Company and, when issued in accordance with such authorization, the provisions of the 2006 Agreement and relevant agreements duly authorized by and in accordance with the terms of the 2006 Agreement, and upon payment for and delivery of the Shares as contemplated in accordance with the 2006 Agreement, and either (a) the countersigning of the certificate or certificates representing the Shares by a duly authorized signatory of the registrar for the Company's Common Stock, or (b) the book-entry of the Shares by the transfer agent for the Company's Common Stock in the name of The Depository Trust Company or its nominee, the Shares will be validly issued, fully paid and non-assessable.
I express no opinion regarding the effectiveness of any waiver (whether or not stated as such) contained in the 2006 Agreement of the rights of any party, or duties owing to it, that is broadly or vaguely stated or does not describe the right or duty purportedly waived with reasonable specificity or any provision in the 2006 Agreement relating to indemnification, exculpation or contribution.

I consent to your filing this opinion as an exhibit to the Registration Statement.
Respectfully submitted,

/s/ Stergios Theologides
Stergios Theologides
Senior Vice President, General Counsel
and Secretary